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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2005

                        Commission File Number: 001-04307

                                HUSKY ENERGY INC.
             (Exact name of registrant as specified in its charter)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   [_]             Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   [_]              No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

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

On December 20, 2005, Husky Energy Inc. announced a capital expenditure program of Cdn. $2.85 billion for 2006. The press release is attached hereto as Exhibit A.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  HUSKY ENERGY INC.



                                                  By: /s/ James D. Girgulis
                                                      -------------------------
                                                      James D. Girgulis
                                                      Vice President, Legal &
                                                      Corporate Secretary


Date: December 20, 2005

                                                                       EXHIBIT A
                                                                       ---------

--------------------------------------------------------------------------------
[GRAPHIC OMITTED]                                                         2005
                                     NEWS

                                        HUSKY ENERGY INC.

                                        BUILDING ON THE HORIZON
--------------------------------------------------------------------------------


                                                               December 20, 2005
For immediate release

     HUSKY ENERGY ANNOUNCES 2006 CAPITAL EXPENDITURE AND PRODUCTION GUIDANCE

CALGARY, ALBERTA - Husky Energy Inc. announced today a capital expenditure program of $2.85 billion for 2006. The program supports the completion of Husky's Tucker Oil Sands Project near Cold Lake, Alberta, the goal of peak oil production from the White Rose field offshore Canada's East Coast, and the development of upstream assets in Western Canada, as well as offshore China and Indonesia.

"Husky Energy demonstrated its ability to execute mega projects with the on-time, on-budget completion of the White Rose Project in 2005," said Mr. John C.S. Lau, President & Chief Executive Officer, Husky Energy Inc. "Our 2006 capital expenditure program is to ensure the completion of other major projects in the coming year, including the Tucker Oil Sands Project, a 130-million litre per year ethanol facility at Lloydminster, Saskatchewan, and the Clean Fuels Project expansion at our Prince George Refinery."


                                                    Guidance
          ($millions)                                   2006
                                                        ----
          Upstream
             Western Canada                            1,300
             Western Canada Exploration                  200
             Oil Sands                                   230
             East Coast                                  350
             International                               140
                                                 ------------
                                                       2,220
          Midstream                                      340
          Refined Products                               260
          Corporate                                       30
                                                 ------------
                                                       2,850
                                                 ============

Husky plans to invest $2.2 billion in its upstream assets in 2006, with approximately $1.5 billion in capital spending for Western Canada, exclusive of oil sands projects. The Western Canada program will focus on natural gas exploration in Alberta and B.C., the continued long-term development of the Company's extensive heavy oil assets in Alberta and Saskatchewan, and the drilling of two wells to appraise the Summit Creek B-44 oil discovery and test a new prospect in the Northwest Territories. Husky also plans to spend $100 million to expand production of natural gas from coal (NGC) or coal bed methane
(CBM). In the Horseshoe Canyon Formation in central Alberta, Husky will tie in 150 net wells, boosting production from 10 million cubic feet per day of natural gas to 35 million cubic feet per day of natural gas by the end of 2006.



                                       707 - 8 Avenue S.W., Box 6525, Station D,
                                                        Calgary, Alberta T2P 3G7
                                             T: (403) 298-6111 F: (403) 298-7464

In the Oil Sands business, Husky will spend $230 million, including $145 million to finalize construction of the 30,000-barrel per day Tucker Oil Sands Project near Cold Lake, Alberta. Commissioning of facilities and steam injection at Tucker is expected by mid-2006, with first oil production by the end of 2006. Husky has allocated $60 million for an initial development of its Sunrise Oil Sands Project near Fort McMurray, Alberta. The 200,000-barrel per day project received regulatory approval in December, 2005. The next phase of the project will encompass engineering for the upstream element of the development and further review of upgrading and downstream options. An additional $25 million will be used to drill resource evaluation wells to further assess the Caribou Lake and Saleski oil sands leases near Cold Lake and Fort McMurray.

On Canada's East Coast, Husky plans to spend $350 million in 2006. The program includes capital to drill and complete a fourth production well on the White Rose offshore oil field. It is expected this well will boost production to a peak of approximately 100,000 barrels per day by mid-2006. Husky also plans to drill a delineation well to further define reserves in the North Avalon Pool, adjacent to the South Avalon Pool of the White Rose oil field.

Internationally, Husky plans to spend $57 million on its interests in both the South and East China Seas. Offshore Indonesia, Husky will spend $75 million to advance engineering and development plans for the Madura BD gas field.

In the Midstream and Refined Products segments, Husky plans to spend approximately $340 million and $260 million respectively. The Midstream program will complete debottlenecking work at the Husky Lloydminster Upgrader, increasing throughput from 77,000 to 82,000 barrels per day by mid-2006. The Company plans to spend $90 million to expand its heavy oil pipeline system, including construction of a connecting line to the Tucker Oil Sands Project near Cold Lake, Alberta. For the Refined Products segment, the Clean Fuels Project at the Prince George Refinery will enable the refinery to produce ultra-low sulphur diesel and will increase overall capacity from 10,000 to 12,000 barrels per day by mid-2006. Husky has allocated $120 million in 2006 for construction of a 130-million litre per year ethanol facility at Minnedosa, Manitoba. Meanwhile, the Company anticipates its inaugural 130-million litre per year ethanol facility at Lloydminster, Saskatchewan will be operational in the second quarter of 2006.

For the year 2006, Husky estimates production of 360,000 to 390,000 barrels of oil equivalent per day. Light oil and natural gas liquids production is estimated to be 103,000 to 116,000 barrels per day, including 50,000 to 55,000 barrels per day from the White Rose offshore oil field; medium oil production is estimated to be 29,000 to 32,000 barrels per day; heavy oil production is estimated to be 115,000 to 120,000 barrels per day; and natural gas production is estimated to be 680 to 730 million cubic feet per day.



HUSKY ENERGY IS A CANADIAN BASED, INTEGRATED ENERGY AND ENERGY-RELATED COMPANY HEADQUARTERED IN CALGARY, ALBERTA. HUSKY ENERGY IS PUBLICLY TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL HSE.

FORWARD LOOKING STATEMENTS - CERTAIN STATEMENTS CONTAINED IN THIS RELEASE, INCLUDING STATEMENTS WHICH MAY CONTAIN WORDS SUCH AS "COULD", "EXPECT", "BELIEVE", "WILL", "PROJECTED", "ESTIMATED" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AND ARE BASED ON HUSKY'S CURRENT BELIEF AS TO THE OUTCOME AND TIMING OF SUCH FUTURE EVENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS CHANGES IN BUSINESS PLANS AND POTENTIAL DELAYS OR CHANGES IN PLANS WITH RESPECT TO DEVELOPMENT PROJECTS OR CAPITAL EXPENDITURES, DRILLING RESULTS AND CHANGES IN ESTIMATES OF FUTURE PRODUCTION THAT COULD INFLUENCE ACTUAL RESULTS. HUSKY DISCLAIMS ANY INTENTION OR OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

IN THIS PRESS RELEASE, THE CALCULATION OF BARRELS OF OIL EQUIVALENT (BOE) IS CALCULATED AT A CONVERSION RATE OF SIX THOUSAND CUBIC FEET (MCF) OF NATURAL GAS FOR ONE BARREL (BBL) OF OIL BASED ON AN ENERGY EQUIVALENCY CONVERSION METHOD. BOES MAY BE MISLEADING, PARTICULARLY IF USED IN ISOLATION. A BOE CONVERSION RATIO OF 6 MCF: 1 BBL IS BASED ON AN ENERGY EQUIVALENCY CONVERSION METHOD PRIMARILY APPLICABLE AT THE BURNER TIP AND DOES NOT REPRESENT A VALUE EQUIVALENCY AT THE WELLHEAD.

                                      -30-


For further information, please contact:
Colin Luciuk
Manager, Investor Relations
Husky Energy Inc.
(403) 750-4938